International Flavors & Fragrances Inc.
521 West 57th Street New York, NY 10019 T: 212-765-5500 F: 212-708-7144

July 18, 2012

Rufus Decker, Accounting Branch Chief

Nudrat Salik, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

RE:	International Flavors & Fragrances Inc.

Form 10-K for the Year Ended December 31, 2011

Form 10-Q for the Period Ended March 31, 2012

Response Dated June 28, 2012

File no. 1-4858

Dear Mr. Decker:

In your letter dated July 6, 2012, it was requested that we respond to your comments within ten business days or to advise you when we would provide a response.

As discussed with Nudrat Salik, we are requesting an extension to the initial ten business days’ response deadline, as we require additional time to gather the necessary information to provide responses to your comments. We will file our response to your comment letter no later than August 3, 2012.

We appreciate your support regarding the timing of this request. Please contact me at (212) 708-7270 if you have any questions regarding the foregoing.

Sincerely,

International Flavors & Fragrances Inc.

/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President and Chief Financial Officer